[Letterhead of Jones, Jensen & Company]


January 13, 1999

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:       Pandora's Golden Box, a Nevada corporation (the "Company")

Ladies and Gentlemen:

          We were previously the independent accountants for the Company and on March 10, 1998, 1998, we reported on the financial statements of the Company for the years ended December 31, 1997 and 1996. On January 11, 1999, we were replaced as the independent accountants of the Company following a reorganization with Electronic Service Co., Inc., an Oklahoma corporation doing business as Computer Masters.

          We have read the Company's statements included under Item 4 of its Form 8-K dated December 23, 1998, and we agree with such statements, except our report dated March 10, 1998 was modified as to going concern.

                              Very truly yours,

                              Jones, Jensen & Company